UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(RULE 13D-101)


Under the Securities Exchange Act of 1934
(Amendment No. 2)

Cytomedix, Inc
 (Name of Issuer)

Common Stock
(Title of Class of Securities)

23283B204
(CUSIP Number)

Edward T Isleib, 1600 Rockcliff Road, Austin, TX 78746
(512)328-4932
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2004
(Date of Event which Requires Filing of the Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7 for other parties to whom copies are to be sent.

 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities of the Securities
Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


SCHEDULE 13D

CUSIP No.  23283B204

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons
(entities only).

		Michael Marcus

2.	Check the Appropriate Box if a Member of a
Group  (See Instructions)
a.	N/A

b.
_______________________________________________________
3.	SEC Use Only
_______________________________________________________
4.	Source of Funds (See Instructions)  	PF
_______________________________________________________
5.	Check if Disclosure of Legal Proceedings Is
Required Pursuant to Items 2(d) or 2(e)	N/A
_______________________________________________________
6.	Citizenship or Place of Organization
	U.S.
_______________________________________________________

Number of		7.	Sole Voting Power	1,700,000
Shares Bene-	________________________________________
ficially by	8.	Shared Voting Power
Owned by Each	________________________________________
Reporting		9.	Sole Dispositive Power	1,700,000
Person With    	________________________________________
10.	Shared Dispositive Power
_______________________________________________________
11.        Aggregate Amount Beneficially Owned by
Each Reporting Person 1,700,000
_______________________________________________________
12.	Check if the Aggregate Amount in Row (11)
Excludes Certain Shares
_______________________________________________________

13.	Percent of Class Represented by Amount in Row
(11)	9.53%
_______________________________________________________

14.	Type of Reporting Person (See Instructions)
	IN
_______________________________________________________



ITEM 1.	SECURITY AND ISSUER

The class of equity securities to which this Schedule 13D relates to the Common Stock, $.001 par value of Cytomedix, Inc., a Delaware Corporation (the Issuer).
Its principal executive offices are located in Little
Rock, Arkansas.

ITEM 2.	IDENTITY AND BACKGROUND

The person filing this statement is Michael P. Marcus.
Mr. Marcus is a U.S. citizen. The address of Mr. Marcus is 1600 Rockcliff Road, Austin, TX 78746. Mr. Marcus' principal occupation is as an Investor.

During the last five years, Mr. Marcus has not been a party to a civil proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, Mr. Marcus has not been a party to a civil proceeding of a judicial or administrative body as a result of which a judgment, decree, or final order has been issued enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER
CONSIDERATION.

The source of all funds used for the purchase of the securities identified herein was personal funds.

ITEM 4.	PURPOSE OF TRANSACTION

The securities identified herein have been acquired by Mr. Marcus solely for investment purposes.

ITEM 5.	INTEREST IN SECURITY OF THE ISSUER.

(i) Mr. Marcus beneficially owns 1,700,000 shares of common stock of the issuer representing 9.53% of the issuer's outstanding shares of common stock. The foregoing shares of common stock include 200,000 shares issuable upon exercise of warrants at an exercise price of $1.50 per share.

(ii) Mr. Marcus has the sole power to vote and dispose of the shares of common stock identified in paragraph
(a) above.

(iii) On or about March 31, 2004, Mr. Marcus acquired
200,000 shares of common stock and 200,000 warrants in
a private placement.
(iii)	No other person is known to have the right to
receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares owned by Mr. Marcus.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR
RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

None.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

None.



AFTER REASONABLE INQUIRY AND TO THE BEST OF MY
KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION
SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND
CORRECT.

DATED:  April 5, 2004   /S/  Michael P. Marcus
					_______________________
						Michael P. Marcus